UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-2299

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Industrial Technologies, Inc.
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)

(a)    Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2015 and 2014

Notes to Financial Statements

Supplemental Schedules

(b)    Exhibit(s)

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

By: Applied Industrial Technologies, Inc., as Plan Administrator

By: /s/ Kurt W. Loring
Kurt W. Loring
Vice President-Chief Human Resources Officer

Date: June 27, 2016

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended December 31, 2015 and 2014

Supplemental Schedules
As of December 31, 2015 and For the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Investment and Advisory Committees for the Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2015 and 2014 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio
June 27, 2016

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

Assets:
Cash	$—	$19,095
Investments at fair value:	411,240,816	446,642,523
Participant notes receivable	7,644,218	8,161,726
Net assets available for plan benefits	$418,885,034	$454,823,344

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Additions to net assets attributed to:
Contributions:
Participants	$13,070,578	$12,756,833
Participants' rollovers	5,231,885	3,400,269
Employer	2,995,014	2,975,924
Total contributions	21,297,477	19,133,026

Interest, Dividends, and Other	6,121,010	6,976,419

Net (depreciation) appreciation in fair value of investments:
Applied Industrial Technologies, Inc. Stock Fund	(10,397,285)	(7,547,162)
Mutual funds	380,649	17,451,528
Total net (depreciation) appreciation in fair value of investments	(10,016,636)	9,904,366

Total investment (loss) income	(3,895,626)	16,880,785

Interest on participant notes receivable	350,810	372,985

Total additions	17,752,661	36,386,796

Deductions from net assets attributed to:
Distributions to participants	(52,916,810)	(47,050,594)
Administrative expenses	(774,161)	(612,791)
Total deductions	(53,690,971)	(47,663,385)

Net (decrease) increase in net assets	(35,938,310)	(11,276,589)

Net assets available for benefits:
Beginning of year	454,823,344	466,099,933
End of year	$418,885,034	$454,823,344

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

1. DESCRIPTION OF THE PLAN

The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General - The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation. The record keeper and trustee for the assets of the plan is Wells Fargo Bank, N.A. (“Wells Fargo”).

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Participation and Contributions - All eligible employees may participate in the Plan after their first payroll period. Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. All newly eligible employees are automatically enrolled into the Plan with an initial contribution rate of 2% after 30 days of employment if they have not made an affirmative election already.

The Company may make additional discretionary contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation determined annually. Any employer matching contribution is typically paid to the plan monthly and participants must be employed during the last pay period of the month to receive the monthly match. Employer matching contributions are allocated based on the personal investment choices of each participant. For the first, second, third and fourth quarters of 2015, the employer match on participant contributions was $0.50, $0.25, $0.25, and $0.25 of every eligible employee dollar contributed. For the first, second, third and fourth quarters of 2014, the employer match on participant contributions was $0.35, $0.35, $0.25, and $0.35 of every eligible employee dollar contributed.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan.

Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

Investment of Contributions - Participants elect investment of matching and pretax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

Vesting and Distributions - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions can be made in the form of Company stock, cash, or a combination thereof. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.

Forfeitures - Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $132,359 in 2015 and $11,965 in 2014.

Participant Notes Receivable - Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participant's accounts. Participant notes receivable terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Participant notes receivable that originated from merged plans are also reflected in participant notes receivable in the Plan's financial statements; these participant notes receivable are to be repaid to the Plan in accordance with their original terms. Participant notes receivable are collateralized by the balance in the participant's accounts and bear interest at market rates prevailing at the time the participant note receivable originated. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from Company contributions.

Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

Tax Status of the Plan - The Plan obtained its latest determination letter dated September 17, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

Party-in-interest Transactions - Certain plan assets are in investment funds managed by Wells Fargo or its affiliates. Wells Fargo is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are accounted for at cost on the trade date and are reported in the Statements of Net Assets Available For Benefits at fair value. The AMP Trust Columbia Trust Stable Income Fund, which is a common collective trust fund, is valued at net asset value per share (or its equivalent) of the funds, which are based on the fair value of the funds' underlying net assets. There were no unfunded commitments or redemption restrictions on the common collective trust funds. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the funds or quoted market prices. See Note 4, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Risks and Uncertainties - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

Benefit Payments - Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan.

New Accounting Pronouncements - During 2015, the Plan adopted Accounting Standards Update (ASU) Nos. 2015-07, Disclosures for Investments In Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. and III. Measurement Date Practical Expedient. ASU No. 2015-17 amended ASC 820, Fair Value Measurements, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. Parts I and II of ASU No. 2015-12 were applicable to the Plan. Part I requires the fully benefit-responsive investment contract be recorded at contract value without presentation of fair value or the difference between fair value and contract value and reduces the related disclosures. Part II modified the investment disclosures under ASC 820 and 962. These standards were adopted retrospectively and had no impact on the Plan's net assets or changes in net assets.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

Change in Presentation -- The presentation of the Plan's stable value fund, for 2014 has been changed to be consistent with the 2015 presentation. The fund is presented using Net Asset Value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value. This change in presentation resulted from ASU No. 2015-07, and had no effect on the Plan's net assets or changes in net assets.

3. INVESTMENTS

The Plan provides that, in accordance with the investment objectives established by the Company, the trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

4. FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2015 and 2014, and the valuation techniques used by the Plan to determine those values. The Plan also holds other assets not measured at fair value on a recurring basis, including cash and participant notes receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

Financial assets and liabilities measured at fair value on a recurring basis are as follows. There are currently no items categorized as Level 2 or 3 within the fair value hierarchy.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

		Fair Value Measurements at 12/31/15
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2015	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$81,134,021	$81,134,021
Mutual Funds	275,362,037	275,362,037
Total	$356,496,058	$356,496,058

Investments measured at NAV:
Common/collective trust fund: Stable value	$54,744,758

Total investments at fair value	$411,240,816

		Fair Value Measurements at 12/31/14
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2014	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$102,098,475	$102,098,475
Mutual Funds	290,509,056	290,509,056
Total	$392,607,531	$392,607,531

Investments measured at NAV:
Common/collective trust fund: Stable value	$54,034,992

Total investments at fair value	$446,642,523

The Plan's policy is to recognize transfers in and transfers out of level 1, 2, and 3 fair value classifications as of the actual date of the event of change in circumstances that caused the transfer.

5. NONPARTICIPANT-DIRECTED INVESTMENTS

During 2014, the Plan's only nonparticipant-directed transactions were contained within the Applied Industrial Technologies, Inc. Stock Fund, which included both participant and nonparticipant-directed transactions. As of January 1, 2015, the Plan was amended to eliminate nonparticipant-directed transactions into the Applied Industrial Technologies, Inc. Stock Fund. Information about the net assets

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

and significant components of the changes in net assets relating to the Applied Industrial Technologies, Inc. Stock Fund for the year ended December 31, 2014 are as follows:

Net Assets:
Applied Industrial Technologies, Inc. Common Stock	$100,682,278
Wells Fargo Advantage Heritage Money Market Fund	1,416,197
Total Net Assets	$102,098,475

Change in Net Assets:
Contributions	$4,254,368
Dividends	2,231,605
Interest	1,666
Net (depreciation) appreciation in fair value	(7,547,162)
Benefits paid to participants	(7,604,461)
Transfers to other participant-directed investments, net	(5,487,674)
Administrative expenses	(96,271)
Total Change in Net Assets	$(14,247,929)

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

*	Applied Industrial Technologies, Inc. Stock Fund:
	Applied Industrial Technologies, Inc.	Common Stock - 1,978,980 shares		$80,128,900

	Wells Fargo Advantage Heritage	Money Market Fund - 956,378 shares		1,005,121
	Applied Industrial Technologies, Inc. Stock Fund Total			81,134,021

	Common/Collective Trust Fund - at Contract Value
	AMP Trust Columbia Trust Stable Income Fund		**	54,744,758

	Fixed Income Funds
	Lord Abbett Total Return	Mutual Fund - 4,362 shares	**	44,450
	Western Asset Tr-Core Bond Fund S	Mutual Fund - 1,662 shares	**	19,712
	Western Asset Core Bond	Mutual Fund - 3,773,535 shares	**	37,669,105
	Total Fixed Income Funds			37,733,267

	Equity Funds
	American Beacon Small-Cap Value	Mutual Fund - 20 shares	**	452
	Foreign Stock	Mutual Fund - 2,830,306 shares	**	28,539,860
	Large Core Stock	Mutual Fund - 4,405,383 shares	**	44,551,891
	Large Growth Stock	Mutual Fund - 1,045,743 shares	**	35,177,505
	Large Value Stock	Mutual Fund - 1,191,155 shares	**	12,072,439
	Mid Cap Core Stock	Mutual Fund - 511,860 shares	**	5,209,305
	Mid Cap Growth Stock	Mutual Fund - 2,465,290 shares	**	25,027,684
	Mid Cap Value Stock	Mutual Fund - 720,302 shares	**	7,342,290
	Vanguard Small Cap Index Adm	Mutual Fund - 69,870 shares	**	707,042
	Vanguard Russell 2000 Growth I	Mutual Fund - 1,328,508 shares	**	13,357,088
	American Beacon Small Cap Value I	Mutual Fund - 675,637 shares	**	6,824,404
	Principal Mid Cap Fund	Mutual Fund - 16 shares	**	331
	Vanguard Growth Index Fund	Mutual Fund - 20,193 shares	**	1,105,991
	Vanguard Mid-Cap Index	Mutual Fund - 2,578 shares	**	383,445
	Vanguard Russell 2000 Growth Index	Mutual Fund - 0 shares	**	2
	Vanguard Small-Cap Index	Mutual Fund - 11,734 shares	**	622,465
	Vanguard Total Int ST Index	Mutual Fund - 50,978 shares	**	1,235,705
	Vanguard Value Index Fund	Mutual Fund - 14,689 shares	**	467,409
	Vanguard 500 Index Fund	Mutual Fund - 47,637 shares	**	8,978,554
	Total Equity Funds			191,603,862

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

	Retirement-Year Based Funds
	Vanguard Chester/Target Retirement 2060	Mutual Fund - 3,823 shares	**	104,030
	Vanguard Target Retirement #308	Mutual Fund - 136,802 shares	**	1,703,188
	Vanguard Target Retirement 2010	Mutual Fund - 24,369 shares	**	606,312
	Vanguard Target Retirement 2015	Mutual Fund - 303,054 shares	**	4,312,464
	Vanguard Target Retirement 2020	Mutual Fund - 269,491 shares	**	7,316,686
	Vanguard Target Retirement 2025	Mutual Fund - 373,798 shares	**	5,838,721
	Vanguard Target Retirement 2030	Mutual Fund - 211,980 shares	**	5,876,074
	Vanguard Target Retirement 2035	Mutual Fund - 255,549 shares	**	4,303,442
	Vanguard Target Retirement 2040	Mutual Fund - 97,789 shares	**	2,782,103
	Vanguard Target Retirement 2045	Mutual Fund - 70,182 shares	**	1,247,841
	Vanguard Target Retirement 2050	Mutual Fund - 68,538 shares	**	1,952,655
	Vanguard Target Retirement 2055	Mutual Fund - 13,241 shares	**	408,220
	Total Retirement-Year Based Funds			36,451,736

	Balanced Funds
	DFA Global All 60/40 Portfolio	Mutual Fund - 951,005 shares	**	9,573,172

	Total Investments			411,240,816

	Notes Receivable From Participants
*	Participant notes receivable (with interest rates ranging from 4.25% to 10.90% and maturity dates ranging from January 2016 to April 2027)		**	7,644,218

	Total			$418,885,034

*	Represents a party-in-interest
**	Indicates a participant-directed fund. The cost disclosure is not required.